Exhibit 99.1
Annual Meeting of Holders of
Common Shares of
TransCanada Corporation (“TransCanada”)

May 1, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	306,109,713	99.78	684,674	0.22
Derek H. Burney	305,961,260	99.72	844,447	0.28
Wendy K. Dobson	285,769,606	93.14	21,033,928	6.86
E. Linn Draper	284,721,562	92.80	22,084,145	7.20
Paule Gauthier	305,662,956	99.63	1,142,000	0.37
Kerry L. Hawkins	285,845,686	93.17	20,960,021	6.83
S. Barry Jackson	286,122,312	93.26	20,681,307	6.74
Paul L. Joskow	306,033,169	99.75	772,528	0.25
Harold N. Kvisle	305,976,751	99.73	828,214	0.27
John A. MacNaughton	304,990,256	99.41	1,815,451	0.59
David P. O’Brien	285,582,259	93.08	21,223,299	6.92
W. Thomas Stephens	275,856,208	89.91	30,949,124	10.09
D. Michael G. Stewart	306,294,148	99.83	511,559	0.17

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
298,052,973	97.15	8,752,737	2.85